Press Release                                    Chennai (India), June 16, 2000

                   CHENNAI TELEPHONES TIES UP WITH ICICI BANK
           TO PROVIDE INTERNET BILL PAYMENT FACILITY TO ITS CUSTOMERS

Chennai Telephones and ICICI Bank today announced a tie-up to launch Electronic Bill Presentment and Payment (EBPP) service through 'Infinity' - ICICI Bank's Internet banking service. Chennai Telephones is the provider of basic telephone services in Chennai. ICICI Bank is India's leading private sector bank and a pioneer in Internet banking.

Through EBPP, Internet banking customers of ICICI Bank will be able to pay their Chennai Telephones Bills online. The process is extremely customer friendly and is as follows
o An Internet Banking customer of ICICI Bank logs on to "Infinity" and selects the Bill Payment Option.
o Then the customer "registers online" for payment of Chennai Telephones Bills and adds Chennai Telephones to the Personal List of Payees. There is no paper trail of registration forms.
o To initiate payment, the customer selects the biller from the Personal List of Payees, goes into the Payment Page and schedules a payment. A unique feature of this facility is that a customer can schedule payment for a future date and ICICI Bank's system will automatically take care of it based on availability of sufficient balance.
o Another unique feature is that a customer can see the history of payments of the past 6 months

ICICI Bank launched its Utility Bill Payment facility way back in August 1999 by facilitating the payment of MTNL (Mumbai) bills over the Net. In view of the overwhelming response received for the Utility Bill Payment facility, the Bank decided to introduce the next logical enhancement, that of Bills Presentment and Payment for Utilities having matching capabilities. This enables online viewing of the bill details (eg. Bill amount, due date, etc.). This is a value added service in that the customer need not even enter the amount of the bill, but just click on the bill details to have it paid. This removes any chance of error while entering the bill. The Bank's customers will get the unique facility to be able to conduct EBPP activities across delivery channels - Internet in the first phase and Call Center, ATMs and Kiosks later. The EBPP system will maintain the payee database, handle payee registration, payment creation, scheduling and keeping track of payments.

ICICI Bank has been a pioneer in the field of e-Commerce. It was the first bank in India and one of the first few in Asia to launch Internet banking. ICICI Bank has consistently offered unique services to its customers like online account opening. Its retail customers can access their accounts over the net, conduct funds transfers and other bank account related activities. Recently the Bank offered Internet banking services to its corporate customers - another first for the bank!!!

     For further queries:

     Contact: Mr. Mohan Shenoi on +91-22-6531414 or email to shenoimn@icicibank.com

     For investors' queries, contact:

     Shri Bhashyam Seshan
     Phone  : (91)-22-653 8420 or 653 7560
     e-mail : bhashyams@icicibank.com
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Except for the historical information contained in this Press Release, statements in this Press Release which contain words or phrases such as "will", "would", "aim", "close", "will likely result", " believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "seek to", "future", "objective", "goal", "project", "should", "will pursue", and similar expressions or variations of such expressions may constitute "forward looking statements". These forward -looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement the actual growth in Internet banking products, our growth and expansion, technological implementation of the understanding and technological changes, cash flow projections, our exposure to market risks as well as other risks detailed in the report filed by ICICI Bank Limited with the Securities and Exchange Commission of the United States. ICICI Bank undertakes no obligation to update forward -looking statements to reflect events of circumstances after the date thereof.